1 / 2 FERROVIAL N.V. ANNOUNCES CHANGES IN THE COMPOSITION OF ITS BOARD OF DIRECTORS Amsterdam, 28 July 2026. Ferrovial N.V. (“Ferrovial”; Ticker: “FER”) hereby announces: • The resignation of Mr. José Fernando Sánchez-Junco as Independent Non-Executive Director of Ferrovial. After 17 years of distinguished service, Mr. Sánchez-Junco has decided to step down from the Board in order to contribute to its continued renewal. Mr. Sánchez-Junco has been associated with the Ferrovial group for more than two decades. He served on the Board of Directors of Cintra from 2004 to 2009, while the company was listed on the Spanish Stock Exchange, and joined Ferrovial’s Board of Directors in 2009. During his tenure, he held several key positions, as member of the Executive Committee and the Nomination and Remuneration Committee, which he also chaired. He also served as Lead Director. The Board of Directors expresses its sincere gratitude to Mr. Sánchez-Junco for his exceptional contribution, unwavering commitment and dedicated service to the Ferrovial group throughout his tenure. • The appointment by the Board of Directors of Mr. Sanjay E. Sarma as Non-Executive Director of Ferrovial, following the recommendation of the Nomination and Remuneration Committee. Mr. Sarma qualifies as Independent Director. The appointment of Mr. Sarma fills a vacancy on the Board, and is expected to be submitted to the next Shareholders Meeting. Mr. Sanjay E. Sarma holds a bachelor’s degree from the Indian Institute of Technology, a master’s degree from Carnegie Mellon University and a Ph.D. from the University of California Berkeley, all in Mechanical Engineering. He has held a number of academic and leadership positions at the Massachusetts Institute of Technology (MIT), including Fred and Daniel Fort Flowers Professor of Mechanical Engineering, Dean for Open Learning, Director of Digital Learning, and Vice President for Open Learning. He is also the founder of the MIT Auto-ID Labs, a pioneering initiative in the development and adoption of Internet of Things technologies.

2 / 2 In addition to his academic career, Mr. Sarma is the co-founder and director of Fortify-Grid and serves as a director of Aclara Resources. He also advises several companies in the technology and energy sectors. The Board of Directors believes that Mr. Sarma’s extensive experience in technology, innovation, digital transformation and advanced engineering, together with his leadership roles in academia and industry in the United States, will further strengthen the Board’s capabilities and support the successful execution of Ferrovial’s long-term strategy. The composition of Ferrovial’s Board of Directors and its Committees can be found on Ferrovial’s website (https://www.ferrovial.com/).